Filed by TriState Capital Holdings, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TriState Capital Holdings, Inc.
(Commission File No.: 001-35913)

The following communication was available for distribution from management, to clients of Chartwell Investment Partners, LLC on October 20, 2021.

October 20, 2021

Dear Friends,

I am writing to inform you that the parent company of Chartwell Investment Partners, TriState Capital Holdings (NASDAQ: TSC), has agreed to be acquired by Raymond James Financial, Inc. (NYSE: RJF), a leading diversified financial services company, headquartered in St. Petersburg, Florida. A press release, summarizing the transaction, is being jointly issued by the companies and will be available at http://investors.triststecapitalbank.com/news.

As many of you know, Chartwell has operated as the asset management subsidiary of TriState, since March of 2014. Under the ownership of Raymond James, Chartwell will continue to operate independently, as an affiliate of Carillon Tower Advisers, the $77 billion asset management subsidiary of Raymond James. The essence of Carillon Tower’s affiliated model is investment team and client service team independence, which will allow our talented professionals to continue to focus on achieving the objectives of our clients. Chartwell’s compensation and incentive programs, which are key elements in retaining our professionals, will remain in-place and we will continue to operate under the Chartwell Investment Partner banner.

The acquisition is subject to customary closing conditions, including regulatory approvals and approval by TriState Capital Holdings shareholders. We will be contacting you in the coming days to provide additional details and to address any questions that you may have concerning the transaction. Formal consent requests will be sent to you in the next week to ten days.

In closing, I speak for all of my Chartwell colleagues when I tell you how enthusiastic we are to be partnering with Carillon Tower and Raymond James. We look forward to speaking with you directly in the coming days and we thank you for you continued trust in Chartwell Investment
Partners.

Sincerely,
Tim

Timothy J. Riddle, CFA®
Chief Executive Officer

Mobile: 215.870.7817
Office: 610.407.4832
Email: riddle@chartwellip.com

1205 Westlakes Drive
Suite 100
Berwyn, PA 19312

www.chartwellip.com

Important Information About the Transaction and Where to Find It

Raymond James intends to file a registration statement on Form S-4 with the SEC to register the shares of Raymond James common stock and preferred stock that will be issued to TriState Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of TriState Capital that also constitutes a prospectus of Raymond James. The definitive proxy statement/prospectus will be sent to the shareholders of TriState Capital in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Raymond James or TriState Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Raymond James or TriState Capital at:

Raymond James Financial
880 Carillon Parkway
Saint Petersburg, FL 33716
Attention: Investor Relations

TriState Capital Holdings
301 Grant Street, Suite 2700
Pittsburgh, PA 15219
Attention: Investor Relations

Before making any voting or investment decision, investors and security holders of Raymond James and TriState Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

Raymond James, TriState Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Raymond James can be found in Raymond James's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on January 8, 2021, and other documents subsequently filed by Raymond James with the SEC. Information about the directors and executive officers of TriState Capital can be found in TriState Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 7, 2021, and other documents subsequently filed by TriState Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.